-
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 14f

              NOTICE OF ARRANGEMENT REGARDING ELECTION OF DIRECTORS
                                WITHOUT A MEETING




Pursuant to Section 14(f) of the Securities Exchange Act of 1934

Date of Designation: 10 days after the date of filing of this Notice and transmittal thereof to the Registrant's shareholders.

Commission File number:  000-28519

                                  ATNG, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)

TEXAS                                                        76-0510754
- ------------------------------------                        ----------
State or Other Jurisdiction                                 (I.R.S. Employer
of incorporation or organization)                           Identification
                                                            Number)
6401 Poplar Ave., Suite 330, Memphis, TN 38119
- ---------------------------------------------------------
(Address of principal Executive Offices          Zip Code)

Registrant's telephone number, including area code:(901)818-4880

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF


VOTING SHARES OUTSTANDING

As of October 21, 2001, there were 28,333,762 voting shares of the Registrant's $.001 par value common stock outstanding (including shares authorized to be issued), its only class of voting securities, each share entitling the holder thereof to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons are known by the Registrant to own or control beneficially more than five percent of its outstanding $.001 par value common stock, its only class of voting stock. The table below also sets forth the total number of shares of the Registrant's outstanding voting stock owned by its officers and directors and by persons designated to become directors:

                                                         Number of                         Percent
                                                        Shares Owned                       of Class
Name and Address of                                     Beneficially                        After
Beneficial Owner                                       and of Record                       Purchase
                                                                                          Transaction

Tag Chong Kim (4)                                         10,515,000                           37
1869 Johnson Rd.
Germantown, TN 38139

E. Robert Gates (1)                                       10,555,000                           37
2220 Hickory Crest
Memphis, TN 38119

Woo Jong Kim (4)
Seoul, South Korea                                         2,500,000                            8

                                       2

John E. Remillard
520 Deines Ct.
Fort Collins, CO 80525                                     1,500,000                            5

Luther E. Linder (3)
Res. 2507 Merrimac Court
College Station, TX 77845                                    249,446                            .8

Robert Simpson (3)
10107 Carmer Road
Fenton, MI 48430                                              32,940                            .1

George Betts (1)
6744 Aldwich Dr.
Memphis, TN 38138                                                  0                             0

George Singer (1)
3394 Brooke Edge Lane
Collierville, TN 38017                                             0                             0

(1)      Officer
(2)      Newly appointed Director
(3)      Resigning Director
(4)      Proposed Director




 Officers and Directors as a group                        23,852,346                            80

CHANGES IN CONTROL OF REGISTRANT

     On September 25, 2001 the Company completed a Share Exchange Agreement with shareholders of ATNG, Inc. a Nevada Corporation under which ATNG Acquisition, Inc., a wholly owned subsidiary acquired 100% of the issued and outstanding stock in exchange for 27,000,000 common shares of Registrant.

                        DIRECTORS AND EXECUTIVE OFFICERS

The current Directors and Executive officers of Registrant are:

         Robert Gates                 Director               President & COO
         Luther Lindner               Director
         Robert Simpson               Director
         Tag Chong Kim                                       Chairman & CEO
         George Betts                                        Secretary/Treasurer
         Woo Jong Kim
         George Singer                                       Vice President -
                                                             Network Planning

LEGAL PROCEEDINGS

         No current director or future director, officer, or affiliate of the Registrant, five percent holder of any class of voting securities of the Registrant, nor any associate of the above, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

                                   MANAGEMENT


     IDENTIFICATION OF DIRECTORS TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

     Upon ten days after the filing of this Form and mailing of this Notice to Shareholders, two of the present Directors of the Company, Robert Simpson and Luther Lindner, will resign and the appointment of Tag Chong Kim, and Woo Jong Kim will be effective as directors.

         The persons nominated to be directors of the Registrant, and their ages, are as follows:

                  NAME                                                AGE
                  ----                                                ---

                  Tag Kim                                             41
                  Woo Jong Kim                                        39
                  E. Robert Gates                                     58
                  (Mr. Gates has already been
                   appointed as a Director)

BUSINESS EXPERIENCE

     The following is a brief account of the business experience during at least the past five years of the persons designated to be new directors of the Registrant, (including recently appointed Director, E. Robert Gates, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they were employed.

     Tag Chong (Teddy) Kim, Ph.D. has been CEO of the ATNG, Inc since January 2001. Since July 1998, Dr. Kim has been the founder and president of GTN Inc., a private company engaged in IP telecommunications services. Dr. Kim served as President and CEO of DOOCO Company, LTD (Korea) from June 1994 through November 1997, a company that manufactures telecommunications networking products and trading general consumer packaged products. Dr. Kim has also served as chief branch officer and project engineer of the Korean branch of the global gas company the French Gas Company (Gaz de France). Dr. Kim holds a Master and Ph.D. degree in Chemical engineering of Organic Phosphorus from University of Paul Sabatier, Toulouse, France.

     E. Robert Gates, Ph.D. In September of 2001 E. Robert Gates was named President and COO. Since January of 2000, Dr. Gates had served as Senior Advisor to the Chairman of the ATNG, Inc. Prior to joining the ATNG, Inc., Dr. Gates was a consultant to GTN, Inc. a private company engaged in IP telecommunications. October 1994 to May 1999 Dr. Gates served as Chairman and CEO of TrendMark, Inc., a direct marketing telecommunications company offering products directly to consumers, including one plus long distance, prepaid calling cards and flat rate unlimited long distance. Dr. Gates has served as President and CDO of ATS Research, Inc. a high-tech Phyto-Chemical company engaged in the manufacturing and distribution of environmentally sound chemicals. Products patented by Dr. Gates are currently being used by golf courses in the United States and Canada. Dr. Gates holds a BS in Business Administration, and an MBA and Ph.D. in Management.

     Woo Jong Kim has been Director of ATNG, Inc. since January 2000. Since February 2001 Mr. Kim has been Co-CEO of Xener systems, a Korean next generation Voice over Packet switch manufacturer and since September 1999, Mr. Kim has been the president and CEO of ATN Korea Co., Ltd, a Korean subsidiary of ATNG, Inc in Seoul, Korea. From 1998 to 1999, Mr. Kim was vice president of Dresdner

Kleinwort Benson, Korea branch, a leading German investment-banking firm. Between 1996 and 1998, Mr. Kim was a senior analyst and fund manager of Oriens Capital, a corporate financing company and from 1994 to 1996, Mr. Kim was senior analyst of ING Baring Securities, Seoul Branch, a global leading security firm. From 1988 to 1994, Mr. Kim was a senior accountant at KPMG Peat Marwick, Los Angeles Office. Mr. Kim is a member the American Institute of Certified Public Accountants. He received his undergraduate degree in International Relations from Seoul National University and received a Master of Business Administration degree from the University of California, Irvine.

         No appointee for a director position has been subject of any civil regulatory proceeding or any criminal proceeding in the past five years.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

     Except those listed below, there were no transactions or series of transactions during the Registrant's last fiscal year or the current fiscal year, or any currently proposed transactions or series of transactions of the remainder of the fiscal year, in which the amount involved exceeds $60,000 and in which to the knowledge of the Registrant, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest, except as explained below. In addition, none of the foregoing persons have been indebted to the Registrant during such periods in an amount exceeding $60,000. In consideration for transfer of their shares of ATNG, Inc. a Nevada corporation to ATNG Acquisition, Inc. the following management, directors, and director designees, and greater than 5% shareholders were issued shares of the Registrant:

E. Robert Gates                 10,555,000
Tag Chong Kim                   10,515,000
Woo Jong Kim                     2,500,000
John E. Remillard                1,500,000

     Robert Simpson, officer and director received 3,247,427 shares of common stocks (pre reverse split one for forty) in lieu of accrued salary. Luther Lindner, officer and director received 329,400 shares of common stock (pre reverse split one for forty) in lieu of accrued salary.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Registrant has no standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions, nor does it propose to have the same following the appointment of the new directors.

MEETINGS OF THE BOARD OF DIRECTORS

         There were irregular meetings of the Registrant's Board of Directors during the current fiscal year and during the past fiscal year, as necessary.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     During the Registrant's the current fiscal year, the executive officers and directors of the Registrant received compensation in the form of shares issued in lieu of salaries and fees from the Registrant as follows: The Company accrued a total of $$160,000 in compensation to the executive officers as a group for services rendered to the Company in all capacities during the fiscal year ended December 31, 2000. Robert Simpson received 3,247,427 shares of common stock for services rendered in 2000. No compensation was paid pursuant to a plan, no other type of compensation was paid, no director received compensation, and no termination of employment and change of control arrangements were implemented other than those set forth herein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Notice to be signed on its behalf by the undersigned, thereunto duly authorized.



 October 31, 2001                         ATNG, Inc.



                                           by:/s/E. Robert Gates
                                           ---------------------
                                           E. Robert Gates, President